SN Strategies Corp.
1077 Balboa Avenue
Laguna Beach, CA 92651
Telephone (714) 651-8000

April 27, 2010

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Mail Stop: 4561

Attn: Stephani Bouvet

Re:              SN Strategies Corp.
Post-Effective Amendment No. 1 to
Registration Statement on Form S-1
Filed April 16, 2010
File No. 333-144888

Dear Ms. Bouvet:

On behalf of SN Strategies Corp (the “Company”), and in regard to your letter dated April 26, 2010, regarding the Company’s Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 filed April 16, 2010 with the Securities and Exchange Commission, the Company has keyed the following response to the comments and requests for information specified in your letter.

General

1. Your registration statement was initially declared effective August 6, 2007 with audited financial Statements through the fiscal year ended December 31, 2006. Please advise as to whether any sales have been made after May 6, 2008 under the registration statement.

Response: No sales were made after May 6, 2008 pursuant to the registration statement.

Hopefully, this response letter adequately addresses the issue raised in your comment letter.  If you have any further questions, please contact me. Thank you.

Sincerely,
SN Strategies Corp.

By:          /s/ Michael Hawks
Michael Hawks
Its:           President